Exhibit 23

Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy’s, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-153720 and 185575) on Form S-8 of Macy's, Inc. of our report dated April 1, 2013, with respect to the statements of net assets available for plan benefits of the Macy's, Inc. Executive Deferred Compensation Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Macy's, Inc. Executive Deferred Compensation Plan.

/s/ KPMG LLP

Cincinnati, Ohio
April 1, 2013